                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                              Oxboro Medical, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   691384 20 0
                                  ------------
                                  (CUSIP Number)

                             Girard P. Miller, Esq.
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                            Telephone: (612) 371-2467
                         ------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                    December 1, 2000 through January 16, 2001
                    -----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages

-------------------------------------------------------------------------------
CUSIP NO.   691384 20 0                   13D
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      CMM Properties, LLC   c/o Gary W. Copperud
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
    (See Instructions)                                                  (b) /X/

-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS (See instructions)               00 (Cash Reserves)

-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                   / /

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                                         636,597
NUMBER OF              --------------------------------------------------------
SHARES                    8     SHARED VOTING POWER
BENEFICIALLY                                                -0-
OWNED BY               --------------------------------------------------------
EACH                      9     SOLE DISPOSITIVE POWER
REPORTING                                                 636,597
PERSON                 --------------------------------------------------------
WITH                     10     SHARED DISPOSITIVE POWER
                                                            -0-
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                636,597
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / / (See instructions)

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                33.26%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See instructions)

                00 (Limited Liability Company)
-------------------------------------------------------------------------------


                                Page 2 of 5 Pages

CUSIP No. 691384 20 0

Item 1.   SECURITY AND ISSUER.

          (a) Title of Class of Securities: Common Stock, $.01 par value (the "Common Stock"), one-year Warrants immediately exercisable for purchase of Common Stock (the "Warrants") and options immediately exercisable for purchase of Common Stock (the "Options")

          (b)   Name of Issuer: Oxboro Medical, Inc.

          (c)   Address of Issuer's Principal Executive Offices:
                13828 Lincoln Street N.E., Ham Lake, MN 55304

Item 2.   IDENTITY AND BACKGROUND.

          (a)   Name of Person Filing:   CMM Properties, LLC (the
                                         "Reporting Person")
                                         c/o Gary W. Copperud

          (b) Business Address: c/o Peak to Peak Financial, 1730 South College Avenue, Box 20, Fort Collins, CO 80525

          (c)   Principal Occupation or Employment: Investments

          (d)   Conviction in a criminal proceeding during the last five
                years:   No

          (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No

          (f)   Citizenship:   CMM Properties, LLC is a Colorado limited
                liability company.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Cash reserves of $141,600.50.

Item 4.   PURPOSE OF TRANSACTION.

          The acquisitions were made by the Reporting Person in open market purchases for investment purposes.

Item 5.   INTEREST IN SECURITIES OF ISSUER

          (a)   Number and Percentage of Class beneficially owned:

                As a result of reported acquisitions, the Reporting Person holds an aggregate 636,597 securities of the Issuer, including 501,718 shares of Common Stock, 129,879 immediately exercisable warrants for purchase of Common Stock of the Issuer, and 5,000 immediately exercisable options for the purchase of Common Stock of the Issuer, which represents 33.26% of the total 1,779,007 shares of the Issuer reported by its transfer agent as outstanding at December 8, 2000. The aggregate number of shares of Common Stock has



                                Page 3 of 5 Pages
                been reduced by 2,100 shares from the number reported previously on Schedule 13D to reflect a correction in the aggregate number of shares held by the Reporting Person.

          (b) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the cover page.

          (c)   Recent Transactions in Securities of the Issuer:

                Within the past sixty days, the Reporting Person purchased shares of Common Stock of the Issuer as set forth below, on dates extending from December 1, 2000 to January 16,2001:


                                  NO. OF SHARES         PURCHASE                TOTAL
                       DATE         PURCHASED         PRICE PER SHARE       PURCHASE PRICE
                     --------    ----------------    ------------------    ----------------
                     12/01/00          1,000               $4.4375             $  4,437.50
                     12/04/00          2,100                4.3125                9,056.25
                     12/05/00            916                4.5625                4,179.25
                        "              1,000                4.6875                4,687.50
                     12/18/00          5,900                4.91                 28,969.00
                     12/19/00          1,000                4.77                  4,770.00
                     12/21/00          1,100                4.14                  4,554.00
                     12/22/00          2,000                4.26                  8,520.00
                     12/28/00          1,400                4.48                  6,272.00
                        "              1,000                4.25                  4,250.00
                     12/29/00          3,700                4.45                 16,465.00
                        "              1,000                4.25                  4,250.00
                     01/05/01            100                4.47                    447.00
                        "                100                4.50                    450.00
                        "                300                4.75                  1,425.00
                        "              1,100                5.00                  5,500.00
                        "                100                5.18                    518.00
                     01/09/01          2,000                4.75                  9,500.00
                     01/11/01          1,200                5.00                  6,000.00
                         "             1,400                5.25                  7,350.00
                     01/16/01          2,000                5.00                 10,000.00
                                       -----                                     ---------

                        Total         30,416                                   $141,600.50
                                      ======                                    ==========

            (d) Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

                  Not applicable.

            (e)   Last Date on Which Reporting Person Ceased to be a 5%
                  Holder:

                  Not applicable.

                               Page 4 of 5 Pages

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, except that the Reporting Person has an informal, unwritten, non-binding understanding with Kenneth Brimmer, a shareholder and director of the Issuer. Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning the Issuer, and requests for information addressed to the Issuer, which might affect the valuation of their respective investments.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


                  None.


                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 30, 2001.

                                           CMM PROPERTIES, LLC


                                             By:  /s/Gary W. Copperud
                                                -------------------------------
                                                Its:      Manager
                                                    ---------------------------

                               Page 5 of 5 Pages